Exhibit 99.1

GRUPO AEROPORTUARIO DEL PACIFICO ANNONUNCES

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, November 14, 2025– Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) convenes its shareholders to an Ordinary and Extraordinary General Shareholders’ meeting to be held on December 11, 2025, to propose the combination of the following businesses: (i) the provision of technical assistance and technology transfer services, which have been outsourced by our strategic partner since the beginning of our operations and which we consider essential for the efficient operation of our airports; and (ii) Cross Border Xpress (“CBX”), a landside terminal located in San Diego, California, United States of America, which connects to the Tijuana International Airport via a pedestrian bridge, allowing for a fast, comfortable, and secure border crossing. This business combination would be carried out through the merger of various entities into GAP, including, among others, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP), our current strategic partner.

To support our shareholders in their decision-making process for the meetings, an information statement is attached. This information statement is also available on our website at www.aeropuertosgap.com.mx, on the website of the Bolsa Mexicana de Valores, S.A.B. de C.V. at www.bmv.com.mx, and an English version is available on the website of the United States Securities and Exchange Commission (“SEC”) at www.sec.gov.

ORDINARY AND EXTRAORDINARY SHAREHOLDER’S MEETING

Pursuant to a resolution adopted by our board of directors on October 24, 2025, and in accordance with Articles 180, 181, 182 and other applicable articles of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. invites its shareholders to the General Ordinary and Extraordinary Shareholders’ Meeting on December 11, 2025 at 12:00 pm in Salon Midtown Ballroom 3, 3rd floor of the Hilton Hotel, located at Av. López Mateos 2405-300, Col. Italia Providencia, Guadalajara, Jalisco, Mexico, to discuss the following:

AGENDA

I.	Presentation and, if applicable, approval of the merger of the Company with various entities; and related and/or ancillary matters regarding such merger, including, without limitation, approval of the balance sheet of the Company as of September 30, 2025; capital increase; amendment of Article Sixth of the Company’s Bylaws; granting and delegation of powers; and other actions related to the implementation of the resolutions adopted by the Meeting. Resolutions thereon.

II.	Appointment and designation of special delegates to execute the resolutions adopted by the Meeting. Resolutions thereon.

Shareholders are reminded that in accordance with Article 36 of the Company’s by-laws, only those shareholders registered in the Company’s share registry as holders of one or more of the Company’s shares will be admitted into the shareholders’ meeting, and they will be admitted only if they have obtained an admission card. The share registry will close three (3) business days prior to the date of this meeting.

In order to attend the meeting, at least three (3) business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present a listing containing the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue, in accordance with the Company’s bylaws, an admission card and/or the forms required under Article 49, Section III of the Mexican Securities Market Law in order to be represented.  In order to attend the meeting, shareholders must present the admission card and/or the corresponding form.

Shares deposited in order to gain admittance to this meeting will only be returned, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by any person designated by a power of attorney signed before two witnesses or as otherwise authorized by law. However, concerning the Company’s capital stock traded on a stock exchange, the proxy or proxies may only verify their identities via Company forms.  These will be available to all shareholders, including any stockbrokers, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders. These documents will be available at the Company’s offices located at Av. Mariano Otero #1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or at Arquímedes #19, 4th Floor, Col. Bosque de Chapultepec, C.P. 11580, Alcaldía Miguel Hidalgo, Mexico City, Mexico 11580.

Shareholders are invited to contact the Company should they need any additional information.

THIS RELEVANT EVENT NOTICE IS NOT AN OFFER TO SELL SECURITIES IN MEXICO OR THE UNITED STATES OF AMERICA, OR IN ANY OTHER JURISDICTION.

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Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.